UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549




                        SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                     (Amendment No. 1)*




                         BEL FUSE INC.
                        (Name of Issuer)

                          COMMON STOCK
                  (Title of Class of Securities)

                           07734710-2
                         (CUSIP Number)

                    Peter H. Ehrenberg, Esq.
            Lowenstein, Sandler, Kohl, Fisher & Boylan
            65 Livingston Avenue, Roseland, NJ  07068
                          201-992-8700
      (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                            July 26, 1995
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check  the following box if a fee is being paid with this statement [ ].   (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note:   Six  copies  of this statement, including all exhibits,  should  be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)



1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Daniel Bernstein
      ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                       (b)

3     SEC USE ONLY


4 SOURCE OF FUNDS* N/A -- The acquisition of securities which initially increased Mr. Bernstein's beneficial ownership to more than 5% was by gift.

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION       United States

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

      245,105 includes 32,000 shares held of record as custodian for Mr. Bernstein's children and 2,341 shares held by 401(k) Plan

8     SHARED VOTING POWER

      -0-

9     SOLE DISPOSITIVE POWER

       245,105 (see box 7)

10    SHARED DISPOSITIVE POWER

      -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      245,105

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%

14    TYPE OF REPORTING PERSON*

      IN

Item 1.  Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

      Common Stock -    Bel Fuse Inc.
                        198 Van Vorst Street
                        Jersey City, NJ  07302

Item 2.  Identity and Background

       If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)   Name;

      Daniel Bernstein

(b)   Residence or business address;

      198 Van Vorst Street, Jersey City, NJ  07302

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

      President  of  Bel Fuse Inc., 198 Van Vorst Street, Jersey  City,  NJ
      07302   (Bel  Fuse  Inc.  is  engaged  principally  in  the   design,
      manufacture and sale of electronic components and hybrid circuits.)

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

      No such convictions

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

      Not a party to any such proceedings.

(f)   Citizenship.

      United States

Item 3.  Source and Amount of Funds or Other Consideration

       State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

       N/A -- The acquisition of securities which initially increased Mr. Bernstein's beneficial ownership to more than 5% was by gift.

Item 4.  Purpose of Transaction

      State the purpose or purposes of the acquisition of securities of the issuer.

       N/A -- The acquisition of securities which initially increased Mr. Bernstein's beneficial ownership to more than 5% was by gift.


       Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

      None, other than the Shareholders Agreement described in response  to
      Item 6.

(b)   An   extraordinary   corporate  transaction,  such   as   a   merger,
      reorganization or liquidation, involving the issuer or any of its subsidiaries;

      None, other than the Shareholders Agreement described in response  to
      Item 6.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

      None, other than the Shareholders Agreement described in response  to
      Item 6.

(d) Any change in the present board of directors o. - management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

      None, other than the Shareholders Agreement described in response  to
      Item 6.

(e) Any material change in the present capitalization or dividend policy of the issuer;

      None.

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

      None.

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      None, other than the Shareholders Agreement described in response  to
      Item 6.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      None.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      None.

(j)   Any action similar to any of those enumerated above.

      None.

Item 5.  Interest in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of
      Section 13(d)(3) of the Act;

      245,105 including 32,000 shares held of record as custodian for Mr. Bernstein's children and 2,341 shares by 401(k) Plan -- 4.9%.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

      Daniel Bernstein has the sole power to vote and to dispose of 245,105 shares of Bel Fuse Inc.'s Common Stock, including 32,000 shares held by him as custodian for his children and 2,341 shares held by 401(k) Plan. See also the response to Item 6, which describes a Shareholders Agreement covering 150,000 of the shares owned by Daniel Bernstein.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (240.13d-191), whichever is less, by the persons named in response to paragraph (a).

      No such transaction.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

      N/A

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

      Daniel Bernstein has entered into a Shareholders Agreement, dated May 23, 1990, with his brother Alexander Bernstein, pertaining to 150,000 shares of Bel Fuse Inc. Common Stock owned by each of them, or an aggregate of 300,000 shares (the "Shares"). The Shareholders Agreement, which was filed as an Exhibit to both the original Schedule 13D dated January 22, 1991 and this Amendment No. 1 to such document, provides that Daniel Bernstein and Alexander Bernstein will not, without the other's consent, dispose of such Shares (except in limited circumstances to certain family members and upon death), that each of them has a right of first refusal with respect to the other's 150,000 Shares in the event that the other wishes to dispose of such Shares, that any Shares purchased upon the exercise of such right of first refusal shall be held for at least six months and that in voting the 150,000 Shares owned by each of them in connection with an action which could result in a change in control (as defined) of Bel Fuse Inc., each such shareholder will vote his 150,000 Shares against such transaction or action, unless both shareholders agree at the time the vote is to be taken to vote their respective 150,000 Shares in favor of such transaction. The Shareholders Agreement provides that it will terminate on May 23, 2010 (unless renewed) and upon the second to die of Daniel Bernstein or Alexander Bernstein. In addition, if either shareholder sells 75% or more of his 150,000 Shares to a third party in accordance with the Agreement, then the other shareholder will have the right to terminate the Agreement.

Item 7.  Material to Be Filed as Exhibits

       The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

      The Shareholders Agreement referred to in response to Item 6 was filed as an Exhibit to the original Schedule 13D dated January 22, 1991.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        February 13, 1996                            /s/ Daniel Bernstein
              Date                                         Signature

                                                        Daniel Bernstein
                                                           Name/Title



      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)